

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2022

Robert Striar
Chief Executive Officer
Bull Horn Holdings Corp.
801 S. Pointe Drive, Suite TH-1
Miami Beach, Florida 33139

> **Re: Bull Horn Holdings Corp.**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed September 12, 2022**
> **File No. 333-265206**

Dear Mr. Striar:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 31, 2022 letter.

Amendment No. 4 to Registration Statement on Form S-4, filed September 12, 2022

Nasdaq may delist the Company's securities from trading on its exchange..., page 44

1. We note your disclosure regarding Nasdaq Listing Rules 5505(a) and 5505(b)(2). Please revise this disclosure to more accurately convey all of the requirements of these listing rules or, alternatively, revise your disclosure to note that your description of the rules is not a full restatement of the rules. For example, you note that under Nasdaq Listing Rule 5505(a), the Company's minimum stock price would need to be at least $4.00 per share and that the Company will be required to have a minimum of "300 public holders of 'rounder lots' of 100 shares[,]" but you do not mention that the Company will need to have, among other things, at least 1,000,000 Unrestricted Publicly Held Shares.

<u>Closing Conditions, page 95</u>

2.   We note the portion of your response to comment 5 from our August 10, 2022 letter that the Nasdaq staff may have preliminarily indicated that you may use the operating history of Coeptis to meet the operating history requirement while using the trading price of the Bull Horn ordinary shares for the share price requirement. Since it appears from your response that you will be relying on Nasdaq Listing Rules 5505(a)(1)(A) and (b)(2), we do not take a position on using the operating history of Coeptis to meet the operating history requirement while using the trading price of the Bull Horn ordinary shares for the share price requirement in order to meet the Nasdaq listing requirements, and have no further comments at this time.

     You may contact Nudrat Salik at 202-551-3692 or Tracey Houser at 202-551-3736 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Joshua N. Englard, Esq.